--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

--------------------------------------------------------------------------------

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

                    For the fiscal year ended April 30, 2003.
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934. [NO FEE REQUIRED].

    For the transition period from ................... to ...................

                         Commission File Number 1-13666



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Darden Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DARDEN RESTAURANTS, INC.
                             5900 Lake Ellenor Drive
                             Orlando, Florida 32809


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Independent Auditors' Report.

Audited Statement of Net Assets Available for Benefits with Fund Information as of April 30, 2003 and 2002, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statement of Changes in Net Assets Available for Benefits with Fund Information for the years ended April 30, 2003, and 2002, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 - Schedule of Assets Held at End of Year April 30, 2003.

Schedule 2 - Schedule of Reportable Transactions, Year Ended April 30, 2003.

                               DARDEN SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                             April 30, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


Financial Fiduciary Committee
Darden Restaurants, Inc.


We have audited the accompanying statements of net assets available for benefits with fund information of the Darden Savings Plan (the Plan) as of April 30, 2003 and 2002, and the related statements of changes in net assets available for benefits with fund information for the years ended April 30, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2002 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules - Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4j - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP


September 13, 2003

                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2003


                                                                            Participant directed
                                                 ---------------------------------------------------------------------------
                                                      American                     American
                                                      Express         Pimco        Express       T. Rowe         Euro
                                                    Trust Stable      Total     Trust Equity      Price         Pacific
                                                      Capital         Return        Index       Small Cap       Growth
                                                      Fund II          Fund         Fund I         Fund          Fund
                                                 ---------------- ------------- --------------  ----------- ----------------
Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                 $           --            --             --           --             --
   American Express Trust Stable Capital Fund II       46,184,063            --             --           --             --
   Pimco Total Return Fund                                     --     9,275,788             --           --             --
   American Express Trust Equity Index Fund I                  --            --     33,079,502           --             --
   T. Rowe Price Small Cap Stock Fund                          --            --             --   17,588,346             --
   EuroPacific Growth Fund                                     --            --             --           --      9,827,490
   MSIF U.S. Mid Cap Core Portfolio Fund                       --            --             --           --             --
   Harbor Capital Appreciation Fund                            --            --             --           --             --
   Davis New York Venture Fund                                 --            --             --           --             --
   Common stock of Darden Restaurants, Inc.                    --            --             --           --             --
   Participant loans                                           --            --             --           --             --
                                                   -------------- ------------- -------------- ------------ ----------------
       Total investments                               46,184,063     9,275,788     33,079,502   17,588,346      9,827,490
                                                   -------------- ------------- -------------- ------------ ----------------

Receivables:
   Employer contribution                                       --            --             --           --             --
   Accrued dividend and interest                               --            --             --           --             --
                                                   -------------- ------------- -------------- ------------ ----------------
       Total receivables                                       --            --             --           --             --
                                                   -------------- ------------- -------------- ------------ ----------------
       Total assets                                    46,184,063     9,275,788     33,079,502   17,588,346      9,827,490
                                                   -------------- ------------- -------------- ------------ ----------------

Liabilities

ESOP Loan                                                      --            --             --           --             --
Interest payable                                               --            --             --           --             --
                                                   -------------- ------------- -------------- ------------ ----------------
         Total liabilities                                     --            --             --           --             --
                                                   -------------- ------------- -------------- ------------ ----------------
         Net assets available for benefits         $   46,184,063     9,275,788     33,079,502   17,588,346      9,827,490
                                                   ============== ============= ============== ============ ================
Number of participants (unaudited)                          7,453         4,002          8,731        8,418          5,481
                                                   ============== ============= =========================== ================

See accompanying notes to financial statements.



                                                                               Non-participant
                             Participant directed                                 directed
------------------------------------------------------------------------------------------------
   MSIF Trust         Harbor           Davis
  U.S. Mid Cap        Capital        New York        Company       Participant
 Core Portfolio    Appreciation       Venture        Common          Loan            ESOP
      Fund             Fund            Fund        Stock Fund        Fund            Fund            Total
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------




              --                --            --        368,095              --         197,825          565,920
              --                --            --             --              --              --       46,184,063
              --                --            --             --              --              --        9,275,788
              --                --            --             --              --              --       33,079,502
              --                --            --             --              --              --       17,588,346
              --                --            --             --              --              --        9,827,490
       1,038,422                --            --             --              --              --        1,038,422
              --           867,010            --             --              --              --          867,010
              --                --     1,257,505             --              --              --        1,257,505
              --                --            --     14,819,996              --     213,650,467      228,470,463
              --                --            --             --       7,927,586              --        7,927,586
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       1,038,422           867,010     1,257,505     15,188,091       7,927,586     213,848,292      356,082,095
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --         110,374          110,374
              --                --            --             --              --         495,872          495,872
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
              --                --            --             --              --         606,246          606,246
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       1,038,422           867,010     1,257,505     15,188,091       7,927,586     214,454,538      356,688,341
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --      34,450,000       34,450,000
              --                --            --             --              --          25,034           25,034
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
              --                --            --             --              --      34,475,034       34,475,034
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       1,038,422           867,010     1,257,505     15,188,091       7,927,586     179,979,504      322,213,307
================ ================= ============= ============== =============== =============== ======================
           1,516             1,549         1,598          4,207           2,128          11,516
================ ================= ============= ============== =============== ===============

                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2002

                                                                            Participant directed
                                                 --------------------------------------------------------------------------
                                                      American                     American
                                                      Express          Pimco       Express       T. Rowe         Euro
                                                    Trust Stable       Total     Trust Equity     Price         Pacific
                                                      Capital         Return        Index       Small Cap       Growth
                                                      Fund II          Fund         Fund I      Stock Fund       Fund
                                                 ----------------- ------------ -------------- ------------ ------------------
Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                 $           --            --             --           --             --
   American Express Trust Stable Capital Fund II       40,217,045            --             --           --             --
   Pimco Total Return Fund                                     --     5,367,246             --           --             --
   American Express Trust Equity Index Fund I                  --            --     36,773,595           --             --
   T. Rowe Price Small Cap Stock Fund                          --            --             --   20,866,248             --
   EuroPacific Growth Fund                                     --            --             --           --     10,599,185
   MSIF U.S. Mid Cap Core Portfolio Fund                       --            --             --           --             --
   Harbor Capital Appreciation Fund                            --            --             --           --             --
   Davis New York Venture Fund                                 --            --             --           --             --
   Common stock of Darden Restaurants, Inc.                    --            --             --           --             --
   Participant loans                                           --            --             --           --             --
                                                   --------------- ------------ -------------- ------------ ------------------
       Total investments                               40,217,045     5,367,246     36,773,595   20,866,248     10,599,185
                                                   --------------- ------------ -------------- ------------ ------------------

Receivables:
   Employer contribution                                       --            --             --           --             --
   Accrued dividend and interest                               --            --             --           --             --
                                                   --------------- ------------ -------------- ------------ ------------------
       Total receivables                                       --            --             --           --             --
                                                   --------------- ------------ -------------- ------------ ------------------
       Total assets                                    40,217,045     5,367,246     36,773,595   20,866,248     10,599,185
                                                   --------------- ------------ -------------- ------------ ------------------

Liabilities

ESOP Loan                                                      --            --             --           --             --
Interest payable                                               --            --             --           --             --
                                                   --------------- ------------ -------------- ------------ ------------------
         Total liabilities                                     --            --             --           --             --
                                                   --------------- ------------ -------------- ------------ ------------------
         Net assets available for benefits         $   40,217,045     5,367,246     36,773,595   20,866,248     10,599,185
                                                   =============== ============ ============== ============ ==================
Number of participants (unaudited)                          7,379         3,553          8,974        8,615          5,499
                                                   =============== ============ ============== ============ ==================

See accompanying notes to financial statements.





                                                                               Non-participant
                             Participant directed                                 directed
------------------------------------------------------------------------------------------------
   MSIF Trust         Harbor           Davis
  U.S. Mid Cap        Capital        New York        Company       Participant
 Core Portfolio    Appreciation       Venture        Common          Loan            ESOP
      Fund             Fund            Fund        Stock Fund        Fund            Fund            Total
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------




              --                --            --        865,520              --         717,896        1,583,416
              --                --            --             --              --              --       40,217,045
              --                --            --             --              --              --        5,367,246
              --                --            --             --              --              --       36,773,595
              --                --            --             --              --              --       20,866,248
              --                --            --             --              --              --       10,599,185
         819,692                --            --             --              --              --          819,692
              --           576,069            --             --              --              --          576,069
              --                --       785,412             --              --              --          785,412
              --                --            --     20,959,450              --     358,975,093      379,934,543
              --                --            --             --       6,578,720              --        6,578,720
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
         819,692           576,069       785,412     21,824,970       6,578,720     359,692,989      504,101,171
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --         274,136          274,136
              --                --            --             --              --         366,810          366,810
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
              --                --            --             --              --         640,946          640,946
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
         819,692           576,069       785,412     21,824,970       6,578,720     360,333,935      504,742,117
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --      39,140,000       39,140,000
              --                --            --             --              --          38,009           38,009
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
              --                --            --             --              --      39,178,009       39,178,009
---------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
         819,692           576,069       785,412     21,824,970       6,578,720     321,155,926      465,564,108
================ ================= ============= ============== =============== =============== ======================
             962               994         1,014          4,195           1,994          11,695
================ ================= ============= ============== =============== ===============

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended April 30, 2003


                                                                            Participant directed
                                             ----------------------------------------------------------------------------------
                                               American            Pimco       American        T. Rowe          Euro
                                                Express            Total        Express         Price          Pacific
                                               Trust Stable       Return      Trust Equity     Small Cap       Growth
                                              Capital Fund II      Fund       Index Fund I     Stock Fund       Fund
                                             ----------------- ------------ ---------------- -------------- -------------------
Additions to net assets attributed to:
   Investment income (loss):
      Net appreciation (depreciation) in
         fair value of investments                 $ 2,114,042      192,987       (4,867,336)    (3,751,420)      (1,756,757)
      Dividends and interest                               617      545,101               --        186,033           97,774
                                             ----------------- ------------ ---------------- -------------- -------------------
            Net investment income (loss)             2,114,659      738,088       (4,867,336)    (3,565,387)      (1,658,983)
                                             ----------------- ------------ ---------------- -------------- -------------------

Participant loan activity during the year:
   Withdrawals                                      (1,266,233)    (397,904)      (1,222,024)      (741,286)        (435,500)
   Repayments (including interest)                     868,875      205,051        1,059,239        517,794          362,160
                                             ----------------- ------------ ---------------- -------------- -------------------
            Total loan activity                       (397,358)    (192,853)        (162,785)      (223,492)         (73,340)
                                             ----------------- ------------ ---------------- -------------- -------------------

    Contributions:
      Participants                                   4,150,045    1,361,373        5,099,814      2,343,994        1,796,587
      Employer                                              --           --               --             --               --
                                             ----------------- ------------ ---------------- -------------- -------------------
            Total contributions                      4,150,045    1,361,373        5,099,814      2,343,994        1,796,587
                                             ----------------- ------------ ---------------- -------------- -------------------
            Total additions, net                     5,867,346    1,906,608           69,693     (1,444,885)           64,264
                                             ----------------- ------------ ---------------- -------------- -------------------
Deductions from net assets attributed to:
   Benefits paid to participants                    (4,547,727)    (641,565)      (2,490,221)    (1,176,561)        (753,821)
   Interest expense                                         --           --               --             --               --
   Administrative expenses                             (44,221)      (4,372)          (9,336)        (3,574)          (2,084)
   Transfers between funds                           4,691,620    2,647,871       (1,264,229)      (652,882)         (80,054)
                                             ----------------- ------------ ---------------- -------------- -------------------
            Total deductions, net                       99,672    2,001,934      (3,763,786)    (1,833,017)        (835,959)
                                             ----------------- ------------ ---------------- -------------- -------------------
Net assets available for benefits:
   Beginning of year                                40,217,045    5,367,246       36,773,595     20,866,248       10,599,185
                                             ----------------- ------------ ---------------- -------------- -------------------
   End of year                                 $    46,184,063    9,275,788       33,079,502     17,588,346        9,827,490
                                             ================= ============ ================ ============== ===================

See accompanying notes to financial statements.



                                                                               Non-participant
                             Participant directed                                 directed
--------------------------------------------------------------------------------------------------
  MSIF Trust                         Davis New
 U.S. Mid Cap      Harbor Capital      York         Company        Participant
Core Portfolio     Appreciation       Venture        Common           Loan            ESOP
    Fund               Fund             Fund       Stock Fund         Fund            Fund              Total
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------



       (194,741)           (130,675)     (94,029)     (7,188,326)            --      (116,271,567)       (131,947,822)
             --               1,279        6,201          53,382             --         1,019,378           1,909,765
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------
       (194,741)           (129,396)     (87,828)     (7,134,944)            --      (115,252,189)       (130,038,057)
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------

        (26,632)            (44,923)     (55,620)     (1,200,985)     5,391,107                --                  --
         19,844              29,058       33,990         750,400     (3,337,996)               --             508,415
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------
         (6,788)            (15,865)     (21,630)       (450,585)     2,053,111                --             508,415
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------

        308,978             355,294      364,534       2,413,070             --                --          18,193,689
             --                  --           --              --             --         4,530,363           4,530,363
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------
        308,978             355,294      364,534       2,413,070             --         4,530,363          22,724,052
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------
        107,449             210,033      255,076      (5,172,459)     2,053,111      (110,721,826)       (106,805,590)
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------

        (40,026)            (38,001)     (39,326)     (1,674,269)      (704,245)      (23,085,364)        (35,191,126)
             --                  --           --              --             --          (719,696)           (719,696)
            (59)                (81)        (175)         (6,443)            --          (564,044)           (634,389)
        151,366             118,990      256,518         216,292             --        (6,085,492)                 --
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------
        111,281              80,908      217,017     (1,464,420)       (704,245)      (30,454,596)        (36,545,211)
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------

        819,692             576,069      785,412      21,824,970      6,578,720       321,155,926         465,564,108
--------------- ------------------- ------------ --------------- -------------- ----------------------- -----------------
      1,038,422             867,010    1,257,505      15,188,091      7,927,586       179,979,504         322,213,307
=============== =================== ============ =============== ============== ======================= =================

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended April 30, 2002


                                                                            Participant directed
                                             -------------------------------------------------------------- ------------------
                                                American          Pimco        American         T. Rowe        Euro
                                                Express           Total        Express          Price         Pacific
                                               Trust Stable       Return      Trust Equity     Small Cap      Growth
                                              Capital Fund II      Fund       Index Fund I     Stock Fund      Fund
                                             ---------------- ------------- ---------------- -------------- ------------------
Additions to net assets attributed to:
   Investment income (loss):
      Net appreciation (depreciation) in
         fair value of investments                 $ 2,152,233       77,646       (5,346,901)     2,532,720       (1,108,419)
      Dividends and interest                                 8      366,104                1        112,179          244,713
                                             ----------------- ------------ ---------------- -------------- ------------------
            Net investment income (loss)             2,152,241      443,750       (5,346,900)     2,644,899         (863,706)
                                             ----------------- ------------ ---------------- -------------- ------------------

Participant loan activity during the year:
   Withdrawals                                      (1,068,192)    (232,354)      (1,144,390)      (662,159)        (427,694)
   Repayments (including interest)                     819,795      164,876        1,112,627        516,773          379,053
                                             ----------------- ------------ ---------------- -------------- ------------------
            Total loan activity                       (248,397)     (67,478)         (31,763)      (145,386)         (48,641)
                                             ----------------- ------------ ---------------- -------------- ------------------

    Contributions:
      Participants                                   4,165,224    1,111,390        5,484,855      2,415,137        1,880,386
      Employer                                              --           --               --             --               --
                                             ----------------- ------------ ---------------- -------------- ------------------
            Total contributions                      4,165,224    1,111,390        5,484,855      2,415,137        1,880,386
                                             ----------------- ------------ ---------------- -------------- ------------------
            Total additions, net                     6,069,068    1,487,662          106,192      4,914,650          968,039
                                             ----------------- ------------ ---------------- -------------- ------------------
Deductions from net assets attributed to:
   Benefits paid to participants                    (3,778,174)    (473,027)      (3,392,178)    (1,413,267)        (893,693)
   Interest expense                                         --           --               --             --               --
   Administrative expenses                               1,833         (465)          (4,414)        (1,812)          (1,230)
   Transfers between funds                             243,027      325,494       (2,286,527)        82,250       (1,060,469)
                                             ----------------- ------------ ---------------- -------------- ------------------
            Total deductions, net                   (3,533,314)    (147,998)      (5,683,119)    (1,332,829)      (1,955,392)
                                             ----------------- ------------ ---------------- -------------- ------------------
Net assets available for benefits:
   Beginning of year                                37,681,291    4,027,582       42,350,522     17,284,427       11,586,538
                                             ----------------- ------------ ---------------- -------------- ------------------
   End of year                                   $  40,217,045    5,367,246       36,773,595     20,866,248       10,599,185
                                             ================= ============ ================ ============== ==================

See accompanying notes to financial statements.



                                                                                 Non-participant
                             Participant directed                                  directed
--------------------------------------------------------------------------------------------------
  MSIF Trust                         Davis New
 U.S. Mid Cap      Harbor Capital      York         Company        Participant
Core Portfolio     Appreciation       Venture        Common           Loan            ESOP
      Fund             Fund             Fund       Stock Fund         Fund            Fund              Total
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------



        (24,946)            (58,317)     (23,134)      6,133,970             --       116,166,189       120,501,041
             --                 635          703          38,723             --           755,775         1,518,841
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------
        (24,946)            (57,682)     (22,431)      6,172,693             --       116,921,964       122,019,882
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------

        (10,306)            (18,165)     (14,816)       (876,010)     4,454,086                --                --
          8,225              14,712       17,157         614,156     (3,106,076)               --           541,298
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------
         (2,081)             (3,453)       2,341        (261,854)     1,348,010                --           541,298
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------

        138,047             139,268      150,853       2,206,282             --                --        17,691,442
             --                  --           --              --             --         6,054,010         6,054,010
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------
        138,047             139,268      150,853       2,206,282             --         6,054,010        23,745,452
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------
        111,020              78,133      130,763       8,117,121      1,348,010       122,975,974       146,306,632
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------

         (5,015)            (11,356)     (27,360)     (1,671,343)      (552,448)      (23,973,979)      (36,191,840)
             --                  --           --              --             --        (1,366,929)       (1,366,929)
            (23)                (20)         (14)         (2,518)            --          (350,969)         (359,632)
        713,710             509,312      682,023       2,051,029             --        (1,259,849)               --
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------
        708,672             497,936      654,649         377,168       (552,448)      (26,951,726)      (37,918,401)
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------

             --                  --           --      13,330,681      5,783,158       225,131,678       357,175,877
--------------- ------------------- ------------ --------------- -------------- ----------------- -----------------------
        819,692             576,069      785,412      21,824,970      6,578,720       321,155,926       465,564,108
=============== =================== ============ =============== ============== ================= =======================

                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2003 and 2002



(1)  Description of the Plan

     The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan, as amended,  was  originally  established  in June 1973. The Plan covers  certain  employees  of Darden  Restaurants,  Inc.'s  operating  and administrative subsidiaries, and their divisions and affiliates (collectively, the Company) who are 21 or over, regardless of their length of service. Effective May 1999, the Plan was amended to allow allocation of Company shares in the ESOP Fund (an employee stock ownership plan which is a component of the Plan) for payment of quarterly incentive bonuses earned by certain restaurant management employees that have five years of service with the Company. Effective January 2000, the Plan was also amended to allow allocation of Company shares in the ESOP Fund for payment of annual incentive bonuses earned by certain Restaurant Support Center administrative employees that have five years of service with the Company. Effective June 2002, the Plan was amended to allow participants to immediately transfer ESOP funds credited to their accounts to any of the Plan's other investment funds. The Plan was also amended to change the maximum Company variable contribution from 100% to 120% effective July 2002.

     Under the Plan, eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 9% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company's operating results. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants' accounts based on their relative account balances.

     Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months, 50% of their vested account balance, an amount which would result in loan repayments not to exceed 50% of the participant's 13 week average net take-home pay, or the vested balance in the participant's account excluding amounts in the ESOP Fund. Loan transactions are accounted for as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant's account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

     On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, or involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a distribution of the total value of his or her account. If that participant had a vested account balance as of June 1, 1990, he or she may elect monthly installments not to exceed 120 months. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $5,000 or less. Terminating participants having vested account balances greater than $5,000 may elect either a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. All benefits are recorded when paid.

     Trustee and administrative duties of the Plan are being performed by American Express Trust Company.

                                       13                       (Continued)

                              DARDEN SAVINGS PLAN
                         Notes to Financial Statements
                            April 30, 2003 and 2002

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the Plan are prepared under the accrual method of accounting.

          The Plan accounts for certain changes in net assets as follows:

          o Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the American Express Trust Stable Capital Fund II, Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, MSIF Trust U.S. Mid Cap Core Portfolio Fund, Harbor Capital Appreciation Fund, and the Davis New York Venture Fund are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the fair value of the respective funds; and

          o Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

     (b)  Investments

          Plan investments are recorded at fair value. Fair value is determined by quoted market prices. Short-term investments are stated at cost, which approximates fair value. Participant loans are valued at amortized cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

          The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

          On March 21, 2002, the Company's Board of Directors declared a three-for-two stock split of the Company's common stock. The stock split was accomplished through a 50% stock dividend, which was distributed on May 1, 2002, to stockholders of record as of the close of business on April 10, 2002. All applicable references to number of Company shares of common stock have been adjusted to reflect the stock split.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

                                       14                       (Continued)

                              DARDEN SAVINGS PLAN
                         Notes to Financial Statements
                            April 30, 2003 and 2002

(3)  Forfeitures and Vesting

     Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant's fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used to cover future Company contributions, reinstate previously forfeited amounts to rehired employees, and cover administrative expenses incurred by the Plan. During the 2003 and 2002 Plan years, $419,458 and $332,190, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions.

(4)  Choice of Investments

     Participant contributions to the Plan may be directed to nine basic investment alternatives: American Express Trust Stable Capital Fund II,
     Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, MSIF Trust U.S. Mid Cap Core Portfolio, Harbor Capital Appreciation Fund, Davis New York Venture Fund, and Company Common Stock Fund. Company contributions to the Plan are invested in the ESOP Fund.

(5)  Investments

     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at April 30, 2003 and 2002:

                                                        2003            2002
                                                    ------------   -------------
      Investments at fair value:
        American Express Trust Stable Capital
         Fund II, 2,728,909 and 2,496,093 shares
         at April 30, 2003 and 2002, respectively  $ 46,184,063     40,217,045

        American Express Trust Equity Index Fund
         I, 1,202,803 and 1,158,041 shares at
         April 30, 2003 and 2002, respectively       33,079,502     36,773,595

        T. Rowe Price Small Cap Stock Fund,
         800,927 and 780,338 shares at April 30,
         2003 and 2002, respectively                 17,588,346     20,866,248

        Common stock of Darden Restaurants, Inc.
         (including $213,650,467 and $358,975,093
         of non-participant directed funds at
         April 30, 2003 and 2002, respectively),
         13,047,999 and 14,283,255 shares at April
         30, 2003 and 2002, respectively            228,470,463    379,934,573

(6)  Company Common Stock Fund

     Amounts in the Company Common Stock Fund are invested in the common stock of Darden Restaurants, Inc. At April 30, 2003 and 2002, the fair value of the shares held in participant directed accounts was $14,819,996 (846,373 shares) and $20,959,450 (787,950 shares), respectively. Participants should refer to the consolidated financial statements of Darden Restaurants, Inc. included in the Company's Annual Report on Form 10K filed with the Securities and Exchange Commission.

                                       15                       (Continued)

                              DARDEN SAVINGS PLAN
                         Notes to Financial Statements
                            April 30, 2003 and 2002


(7)  ESOP Fund

     The ESOP Fund consists of common stock of the Company and cash which is held in short-term investments. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Effective June 2002, the Plan was amended to allow participants to immediately transfer ESOP funds credited to their accounts to any of the Plan's other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

     At April 30, 2003, the ESOP Fund consists of 12,201,626 shares of the Company's common stock. Of the total shares held by the ESOP Fund, 4,567,586 shares of Company common stock have been allocated to individual participant accounts. The remaining 7,634,040 shares of Company common stock are reserved for future Company matching contributions and quarterly and annual incentive bonuses. The shares become available for allocation to participants' accounts as ESOP loan principal and interest is paid. At April 30, 2003, the fair value of the 7,634,040 unallocated Company shares was $133,672,034 and the fair value of the 4,567,586 allocated shares was $79,978,433. At April 30, 2002, the fair value of the 8,782,264 unallocated Company shares was $233,608,225 and the fair value of the 4,713,041 allocated shares was $125,366,868.

     The ESOP Fund has two promissory notes payable to Darden Restaurants, Inc., with outstanding principal balances of $17,550,000 and $16,900,000 as of April 30, 2003 and $22,240,000 and $16,900,000 as of April 30, 2002. The
     notes bear interest at variable rates payable on a monthly or bi-monthly basis at the discretion of the Company. No principal payments on the notes are required until the due dates, December 31, 2007 and December 15, 2014, respectively. Any or all of the principal may be prepaid at any time.

(8)  Related Party Transactions

     Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by American Express Trust Company. As mentioned in Note 1, American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Company pays the American Express Trust Company's administrative and trustee fees. Such fees, net of plan forfeitures used to cover plan expenses, were $273,520 and $295,396 for the years ended April 30, 2003 and 2002, respectively.

     Certain plan investments are loans to participants who are employees of the Company and, therefore, these transactions qualify as party-in-interest transactions.

                                       16                       (Continued)

                              DARDEN SAVINGS PLAN
                         Notes to Financial Statements
                            April 30, 2003 and 2002


(9)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to the Form 5500:

                                                         2003            2002
                                                    -------------  -------------
        Net assets available for benefits per
         accompanying financial statements          $322,213,307    465,564,108
        Due to plan participants                         (75,637)      (463,490)
                                                    -------------  -------------
                Net assets available for benefit
                 per Form 5500                      $322,137,670    465,100,618
                                                    =============  =============

     The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500:

                                                         2003            2002
                                                    -------------  -------------
        Benefits paid to participants per the
         financial statements                       $ 35,191,126     36,191,840
        Add: Amounts allocated to withdrawing
         participants at end of year                      75,637        463,490
        Less: Amounts allocated to withdrawing
         participants at beginning of year              (463,490)      (158,622)
                                                    -------------  -------------
                Benefits paid to participants
                 per the Form 5500                  $ 34,803,273     36,496,708
                                                    =============  =============

(10) Tax Status

     The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(11) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Trust Fund by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant's ESOP account balance to the total of all ESOP account balances.

                                                                     Schedule 1

                               DARDEN SAVINGS PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                 April 30, 2003


                                                            Face amount
                                                             or number                                Current
                        Issuer                                of units              Cost               value
-------------------------------------------------------- ------------------- ------------------- -------------------
Common stock of Darden
   Restaurants, Inc.*                                            13,047,999        $ 59,420,763       $ 228,470,463

American Express Trust Stable Capital
   Fund II*                                                       2,728,909          40,216,653          46,184,063

Pimco Total Return Fund                                             852,554           9,067,948           9,275,788

American Express Trust Equity
   Index Fund I*                                                  1,202,803          38,521,989          33,079,502

T. Rowe Price Small Cap Stock Fund*                                 800,927          18,291,981          17,588,346

EuroPacific Growth Fund                                             431,978          13,471,413           9,827,490

MSIF U.S. Mid Cap Core Portfolio Fund                                68,952           1,166,911           1,038,422

Harbor Capital Appreciation Fund                                     40,514             828,498             867,010

Davis New York Venture Fund                                          58,434           1,277,522           1,257,505

Participant Loans outstanding - interest
   rates ranging from 5.75% - 10.5%
   with varying maturities*                                           2,128           7,927,586           7,927,586

American Express Trust Company
   Short-term Investment Fund*                                      565,920             565,920             565,920


*Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2

                               DARDEN SAVINGS PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions

                            Year ended April 30, 2003

5%  series  of   transactions  by  security  issue  described  in  29  CFR  2520
[(103-6(c)(i)(iii)]:


                                                  Purchases                       Sales                   Net gain
                                         ---------------------------- -------------------------------
          Issuer/Description               Number         Amount        Number          Amount            (loss)
---------------------------------------- ------------ --------------- ------------ ------------------ --------------
American Express Trust Company
   Short-term Investment Fund*                  308    $  22,073,453         410     $ 23,026,285        $      --

Common stock of Darden
   Restaurants, Inc.*                           116        4,674,344         129       31,272,128       (2,695,399)

*Party-in-interest

See accompanying independent auditors' report.

                                    EXHIBITS

     23           Consent of KPMG LLP, Independent Auditors.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Financial Fiduciary Committee (as the person who administers the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.


                                          DARDEN SAVINGS PLAN

                                          By: Financial Fiduciary Committee,
                                              as financial administrator of
                                              the Darden Savings Plan


Dated:  October 16, 2003                  By:  /s/ Linda J. Dimopoulos
                                              ----------------------------------
                                              Linda J. Dimopoulos, Chairman
                                              Financial Fiduciary Committee
                                              Darden Restaurants, Inc.

                                  EXHIBIT INDEX

        Exhibit
        Number                        Title

            23        Consent of KPMG, as Independent Auditors.

                                                                  EXHIBIT 23





                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Darden Restaurants, Inc.

     We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-92702) of Darden Restaurants, Inc. of our report dated September 13, 2003, relating to the financial statements of the Darden Savings Plan for the year ended April 30, 2003, which appears in this Form 11-K of Darden Restaurants, Inc.


                                   /s/KPMG LLP

Orlando, Florida
October 15, 2003